Exhibit 99.71

APHRIA RECEIVES THIRD-PARTY INDEPENDENT GMP CERTIFICATION OF

LEAMINGTON GROWING AND PROCESSING FACILITIES

Aphria is the first Canadian Licensed Producer to be certified by SGS to the USFDA standards for Active

Pharmaceutical Ingredients and Finished Pharmaceuticals

Leamington, Ontario — March 16, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced it has received third-party independent GMP certification of its Leamington, Ontario growing and processing facilities. Granted by internationally-renowned firm SGS, the certification is for the current Good Manufacturing Practice (“cGMP”) standards of CFR 21 parts 210/211 established by the United States Food and Drug Administration (“USFDA”) for Active Pharmaceutical Ingredients and Finished Pharmaceuticals.

“Certification to the USFDA cGMP standards is a significant milestone in our continuous efforts to apply best practices to make the highest quality and safest products possible,” said Mary Jo Camboia, Director of Quality at Aphria. “It reflects the incredibly high standards we expect of ourselves and that our clients expect from their medical cannabis.”

The USFDA cGMP standards are incredibly rigorous and internationally-recognized for the safe and consistent production of human medicines. Aphria is the first Canadian Licensed producer to receive certification from SGS at this standard.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: www.aphria.ca

About SGS

SGS is the world’s leading inspection, verification, testing and certification company. SGS is recognized as the global benchmark for quality and integrity. With more than 95,000 employees, SGS operates a network of over 2,400 offices and laboratories around the world.

For more information, visit: www.sgs.com

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrews@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.